Exhibit 99.1

Nanox Signs MSaaS Agreement for the Deployment of 1,000 Nanox Systems in Nigeria

Making its first steps in West Africa, Nanox partners with EiLEENO Pharma to make medical imaging accessible and available across Nigeria to both public and private medical institutions

Neve Ilan, Israel & Kaduna state of Nigeria -- July 12, 2021 – NANO-X IMAGING LTD (“Nanox” or the “Company,” Nasdaq: NNOX), an innovative medical imaging company, enters the West African market, signing an exclusive distribution deal with EiLEENO Pharma to deploy Nanox’s medical imaging services in Nigeria.

The Nanox System is composed of the Nanox.ARC, a medical imaging system incorporating a novel digital X-ray source, and the Nanox.CLOUD, a companion cloud-based software designed to provide an end-to-end medical imaging service that is expected to include image repository, radiologist matching, online and offline diagnostics review and annotation, connectivity to diagnostic assistive artificial intelligence systems, billing, and reporting.

Subject to regulatory approval, Nanox and EiLEENO Pharma will collaborate on the deployment and operation of 1,000 Nanox Systems comprised of the Nanox.ARC and the Nanox.CLOUD; all designated to improve the standard of care in Nigeria via significantly increased availability of medical imaging for the benefit of patients across the country.

According to the agreement and subject to regulatory approval, EiLEENO Pharma will commit to a minimum annual service fee to Nanox. The agreement has an initial term of four years and is renewable for an additional term of four years with both parties’ mutual consent.

“We are very excited to sign the unique MSaaS agreement with NANOX, to deploy medical imaging systems and ensure services for healthcare facilities across the country,” said Edward Egede, Managing Director and CEO of EiLEENO Pharma.

“This will drive affordability of medical imaging in Africa towards the goal that each Nigerian carries out comprehensive medical checks at least once a year to proactively manage their health and help promote preventive healthcare. Our broad spread of nearly 4,400 health facilities in Nigeria, covers populations in various geographic areas, especially those who are remotely habited.”

According to the World Health Organization (WHO) approximately two-thirds of the world’s population does not have access to medical imaging systems, while many people with access to medical imaging face substantial wait times for scanning. Medical imaging systems are an important early-detection tool that Nanox believes are key to increasing early treatment, improving health outcomes, and ultimately saving lives.

“West Africa is one of the prime target markets for us,” says Ran Poliakine, Chairman and Chief Executive Officer of Nanox. “The agreement with EiLEENO Pharma will allow us to support Nigeria’s population, enabling the nation to run high-volume screening campaigns cross-country. We want medical imaging to become as commonplace and accessible as water or electricity, readily available to all communities everywhere.”

About Nanox:

Nanox, founded by the serial entrepreneur Ran Poliakine, is an Israeli corporation developing a commercial-grade digital X-ray source designed to be used in real-world medical imaging applications. Nanox believes that its novel technology could significantly reduce the costs of medical imaging systems and plans to seek collaborations with world-leading healthcare organizations and companies to provide affordable, early detection imaging services for all. For more information, please visit www.nanox.vision.

About EiLEENO Pharma

Founded in Nigeria in 2018, EiLEENO Pharma Ltd is a leading manufacturer and distributor of medical supplies and equipment in the country, supplying such essentials as medical oxygen and other gases and medical imaging equipment. The company offers its customers comprehensive distribution services, including procurement, warehousing, and inventory management. It is one of the most vocal supporters of raising healthcare awareness among Nigerian communities and arming them with all the essentials that they need to maintain a high quality of health services. For more information, please visit https://epl.com.ng/

Forward-Looking Statements

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress, and results of Nanox’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.Arc. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information Nanox has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to Nanox’s ability to complete development of the Nanox.Arc ; Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its X-ray source technology and the Nanox.Arc from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.Arc; the market acceptance of the Nanox.Arc and the proposed pay-per-scan business model; Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and Nanox’s ability to conduct business globally, among others. Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in Nanox’s expectations.

Media Contact:

Alona Stein
ReBlonde for Nanox
alona@reblonde.com